UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41673

Millennium Group International Holdings Limited

(Translation of registrant’s name into English)

Rm 2722, 27/F, No. 1 Hung To Road, Kwun Tong

Kowloon, Hong Kong 999077

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Millennium Group International Holdings Limited Announces Fiscal 2023 First Half Financial Results.
Exhibit 99.2	Unaudited Interim Condensed Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Millennium Group International Holdings Limited

Date: June 29, 2023	By:	/s/ Ming Hung Lai
	Name:	Ming Hung Lai
	Title:	Chairman

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